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                                        Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
           -----------------------------------------------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
           -----------------------------------------------------------
                    (Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    x                    Form 40-F
                            ---                             ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                Yes                               No    x
                     ---                               ---

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-_______



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[Translation]


                                                                  May 23, 2003
To:      Each of the Parties Concerned

            Name of the Company:                 Ito-Yokado Co., Ltd.
            Address of Head Office:              1-4, Shiba Koen 4-chome,
                                                 Minato-ku, Tokyo
            Name of Representative
            of the Company:                      Sakae Isaka
                                                 President and Representative
                                                 Director
            (Securities Code No. 8264, the       First Section of the Tokyo
            Stock Exchange)
            Addressee to Contact:                Shiro Ozeki
                                                 Director of Finance Division
                                                   Tel: 03-3459-2783 (direct)

            NOTICE OF PURCHASE OF THE COMPANY'S SHARES IN THE MARKET
    (SHARE BUYBACK PURSUANT TO ARTICLE 210 OF THE COMMERCIAL CODE OF JAPAN)

     Ito-Yokado Co., Ltd. ("the Company") hereby announces that at the meeting of its Board of Directors held on May 23, 2003, the Company resolved the specified method for share buyback in accordance with Article 210 of the Commercial Code.


                                   Particulars

 (1) Type of shares:                Common stock of the Company
 (2) Number of shares:               3 million shares (maximum)
 (3) Total repurchase costs:        10 billion yen (maximum)
 (4) Method of repurchase:          Purchase at auction trading of the Tokyo
                                    Stock Exchange
 (5) Period of repurchase:          From May 26, 2003 up to August 22, 2003

(Reference)
Resolution at the 45th Ordinary General Meeting of Shareholders held on May 22, 2003.

o  Type of shares to be acquired:             Common stock of the Company
o  Maximum number of shares to be acquired:    8 million shares
o  Maximum amount of acquisition costs:       30 billion yen

                                                                        - End -


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                               ITO-YOKADO CO., LTD.
                                               (Registrant)

May 23, 2003

                                         By:   /s/ Noritoshi Murata
                                               --------------------------
                                               Senior Managing Director
                                               Chief Financial Officer